================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           The Sagemark Companies Ltd.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    78668E108
                                 (CUSIP Number)


                               Tara Capital, Inc.
                         Theodore B. Shapiro, President
                             3505 South Ocean. Blvd.
                          Highland Beach, Florida 33487
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                           The Sagemark Companies Ltd.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019


                                January 20, 2006
             (Date of Event which Requires Filing of this Statement)

                  --------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------------                      ------------------------------

CUSIP No. 78668E108                                      Page 1 of 4 Pages
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

             Tara Capital, Inc.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
              See Item 3 on Page 3

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DE

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       650,977

   NUMBER OF SHARES         ----------------------------------------------------
     BENEFICIALLY               8      SHARED VOTING POWER
      OWNED BY                         N/A
        EACH
   REPORTING PERSON         ----------------------------------------------------
        WITH                    9      SOLE DISPOSITIVE POWER
                                       650,977

                            ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       N/A

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             CO

--------------------------------------------------------------------------------

----------------------------                      ------------------------------

CUSIP No. 78668E108                                      Page 2 of 4 Pages
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

             Theodore B. Shapiro

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
              See Item 3 on Page 4

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Florida/USA

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER


   NUMBER OF SHARES         ----------------------------------------------------
     BENEFICIALLY               8      SHARED VOTING POWER
      OWNED BY
        EACH
   REPORTING PERSON         ----------------------------------------------------
        WITH                    9      SOLE DISPOSITIVE POWER


                            ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of The Sagemark Companies Ltd, a New York corporation. The address of the Issuer's principal office is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Tara Capital, Inc., a Delaware corporation, whose principal place of business is 3505 South Ocean Blvd., Highland Beach, Florida 33431 and also by Theodore B. Shapiro, the President, sole director and 10% owner of the capital stock of the Reporting Person.

Theodore B. Shapiro is a member of the Board of Directors of the Issuer and its President and Chief Executive Officer. Mr. Shapiro's principal place of business is 4710 N.W. Boca Raton Blvd., Suite 200, Boca Raton, Florida 33431. Mr. Shapiro is a resident of Florida and a citizen of the United States.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 650,977 shares of common stock of the Issuer pursuant to the following transactions:

     SHARES       FUNDS OR OTHER CONSIDERATION

     977 Acquired by Tara Capital, Inc. in May 2001 pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Tara Capital, Inc.

     150,000 Represents the shares of common stock underlying a warrant granted to the Reporting Person on March 7, 2001, which was repriced on October 11, 2005 from $1.12 per share to $1.60 per share and its term was extended to October 10, 2010. The warrant was acquired by the Reporting Person in consideration of certain services rendered by Theodore B. Shapiro to the Issuer as President and Chief Executive Officer of the Issuer.

     125,000 Represents the shares of common stock underlying a warrant granted to the Reporting Person on March 7, 2001, which was repriced on October 11, 2005 from $1.12 per share to $1.60 per share and its term was extended to October 10, 2010. The warrant was acquired by the Reporting Person in consideration of certain services rendered by Theodore B. Shapiro to the Issuer as President and Chief Executive Office of the Issuer.

     100,000 Represents the shares of common stock, with an exercise price of $1.70 per shares, underlying a warrant granted to the Reporting Person on May 25, 2001 with an expiration date of June 24, 2006, which was extended by the Board of Directors of the Issuer on October 11, 2005 to October 10, 2010. The warrant was acquired by the Reporting Person as incentive compensation in connection with an Employment Agreement entered into by Theodore B Shapiro and the Issuer.

     275,000 Acquired by Tara Capital, Inc. in June 2004 pursuant to an earn-out provision of a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Tara Capital, Inc.

     _________

     650,977      TOTAL

ITEM 4.  PURPOSE OF TRANSACTION

The shares of common stock of the Issuer are held by the Reporting Person solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) The Reporting Person owns an aggregate of 275,977 shares of common stock of the Issuer pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John
         M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. received in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Tara Capital Inc., and holds warrants for the purchase of 375,000 shares of common granted to the Reporting Person by the Issuer.

   (b) Theodore B. Shapiro owns 10% of the capital stock of the Reporting Person. Various family members own and control the remaining 90%.

   (c)   None

   (d)   None

   (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated:  April 13, 2006                           TARA CAPITAL, INC.

                                                 By: /s/ THEODORE B. SHAPIRO
                                                     ---------------------------
                                                     Theodore B. Shapiro
                                                     President